J Sainsbury plc

82-00913

RECEIVED

2006 OCT 24

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

06017974

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 11 October 2006

SUPPL

Dear Sir

J Sainsbury Announces: Fidelity's Change of Holdings in the Company to below 3%.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 11th October 2006.

Yours sincerely

pp.

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
NOV 02 2006
THOMSON
FINANCIAL

dlw 10/31

J Sainsbury plc

J Sainsbury plc received notification on 11 October 2006 that Fidelity International Limited and its direct and indirect subsidiaries no longer had a reportable interest in the Company's share capital.

End

J Sainsbury plc

J Sainsbury plc received notification on 11 October 2006 that Fidelity International Limited and its direct and indirect subsidiaries no longer had a reportable interest in the Company's share capital.

End

J Sainsbury plc

J Sainsbury plc received notification on 11 October 2006 that Fidelity International Limited and its direct and indirect subsidiaries no longer had a reportable interest in the Company's share capital.

End

J Sainsbury plc

J Sainsbury plc received notification on 11 October 2006 that Fidelity International Limited and its direct and indirect subsidiaries no longer had a reportable interest in the Company's share capital.

End

J Sainsbury plc

J Sainsbury plc received notification on 11 October 2006 that Fidelity International Limited and its direct and indirect subsidiaries no longer had a reportable interest in the Company's share capital.

End